FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
May 18, 2009

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press release

MTS Signs a Syndicated Loan Facility Agreement

May 18, 2009

Moscow, Russian Federation — Mobile TeleSystems OJSC (“MTS” — NYSE: MBT), the largest mobile phone operator in Russia and the CIS, announces that it has signed a facility agreement to refinance a portion of its $1.33 billion syndicated loan facility.

Having concluded negotiations with a consortium of banks, MTS signed the facility agreement to refinance the first tranche of its existing $1.33 billion syndicated loan facility in the amount of $630 million that was scheduled to mature in May 2009. The Company raised $295 million for facility A and €214.5 million for facility B to be followed by an additional tranche (amount to be further disclosed) in the coming weeks as part of the new facility. The facility will mature in 2012 and will have an interest rate of LIBOR+6.5%.

The Mandated Lead Arrangers are Absolut Bank, Bank of China (Eluosi), Bank of America, N.A., Bank of China (UK) Limited, Banque Société Générale Vostok (Moscow), Bayerische Landesbank, BNP Paribas, Credit Suisse International, Export Development Canada, HSBC Bank plc, ING Bank N.V. (London branch), ING Bank N.V., Dublin Branch, JPMorgan Chase Bank, N.A., Société Générale Corporate and Investment Banking (Paris), The Royal Bank of Scotland PLC, UniCredit Bank Austria AG, WestLB AG (London branch) and ZAO UniCredit Bank. Credit Suisse International and ING Bank N.V. (London Branch) acted as co-ordinating banks for the refinancing and ING Bank N.V. (London branch) is acting as the Facility Agent.

“Given the volatile international credit markets, our success in working with our core relationship banks and develop new banking partnerships to refinance the facility is a true testament to the strong fundamentals of our business. This facility provides MTS with additional financial flexibility to continue our investment programs and meet our future obligations,” commented Mr. Aleksey Kaurov, Director of Corporate Finance at MTS.

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For further information, please contact:

Mobile TeleSystems, Moscow

Investor Relations

Tel: +7 495 223 2025

E-mail: ir@mts.ru

* * *

Mobile TeleSystems OJSC (“MTS”) is the largest mobile phone operator in Russia and the CIS. Together with its subsidiaries, the Company services over 93.03 million subscribers. The regions of Russia, as well as Armenia, Belarus, Turkmenistan, Ukraine, and Uzbekistan, in which MTS and its associates and subsidiaries are licensed to provide GSM services, have a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about MTS can be found on MTS’ website at www.mtsgsm.com.

* * *

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Mikhail Shamolin
	Name:	Mikhail Shamolin
	Title:	CEO

Date: May 18, 2009